UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                              (Amendment No. _______  )*

                                ADVANTAGE COMPANIES, INC.
                                      (Name of Issuer)

                               Common Stock, $.01 Par Value
                              (Title of Class of Securities)

                                       00756E 10 5
                                     (CUSIP Number)

Daniel J. Taylor, 9323 E. 37th St. N., Wichita, Kansas 67226
(316)634-0333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                    July 9, 1995
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00756E 10 5
(1) Names of Reporting Persons                  Daniel J. Taylor
S.S. or I.R.S. Identification
Nos. of above persons . . . . . . . . . . . .   ###-##-####

(2) Check the appropriate box                   (a)
if a member of a group
   (see instructions)                           (b)

(3) SEC use only

(4) Source of funds (see
instructions) . . . . . . . . . . . . . . . .   N/A

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of
organization. . . . . . . . . . . . . . . . .  United States

Number of shares beneficially
owned by each reporting person
with:

   (7) Sole voting power. . . . . . . . . . .  -0-
   (8) Shared voting power . . . . . . . .   1,150,750
   (9) Sole dispositive power                  -0-
   (10) Shared dispositivepower . . . . . .  1,150,750

(11) Aggregate amount
beneficially owned by each
reporting person.                            1,150,750

(12) Check if the aggregate
amount in Row

(11) excludes certain shares (see
instructions).

(13) Percent of class represented
by amount in Row (11). . . . . . . . . . . .    26.0%

(14) Type of reporting person
(see instructions). . . . . .  . . . . . . . .   IN





           CUSIP NO. 00756E 10 5
(1) Names of Reporting Persons                Robert W. Moore
S.S. or I.R.S. Identification
Nos. of above persons . . . . . . . . . . . . ###-##-####

(2) Check the appropriate box                 (a)
if a member of a group                        (b)
        (see instructions)

(3) SEC use only

(4) Source of funds (see instructions) . . .  N/A

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization.   United States

Number of shares beneficially
owned by each reporting person with:
   (7) Sole voting power. . . . . . . . . .   -0-
   (8) Shared voting power . . . . . . .  1,044,310
   (9) Sole dispositive power                 -0-
  (10) Shared dispositive power . .  . . .1,044,310

(11) Aggregate amount beneficially owned  1,044,310
by each reporting person.

(12) Check if the aggregate amount in Row
(11) excludes certain shares (see
instructions).

(13) Percent of class represented by amount
in Row (11). . . . . .  . . . . . . . . .   23.6%

(14) Type of reporting person (see
instructions). . . . . . . . . . . . . .    IN

             CUSIP NO. 00756E 10 5
(1) Names of Reporting Persons              Daniel M. Carney
S.S. or I.R.S. Identification Nos. of
above persons . . . . . . . . . . . .       ###-##-####

(2) Check the appropriate box if a          (a)
member of a group
              (see instructions)            (b)

(3) SEC use only

(4) Source of funds (see instructions) . .   N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization. .  United States

Number of shares beneficially owned by
each reporting person with:
   (7) Sole voting power. . . . . . . . . . . -0-
   (8) Shared voting power . . . . . . .    912,600
   (9) Sole dispositive power                 -0-
   (10) Shared dispositive power . . . . .  912,600

(11) Aggregate amount beneficially owned
by each reporting person.                   912,600

(12) Check if the aggregate amount in Row
(11) excludes certain shares (see
instructions).

(13) Percent of class represented by amount
in Row (11). . . . . .. . . . . . . . . . . . 21.0%

(14) Type of reporting person (see
instructions). . . . . . . . . . . . . . . . . IN

                CUSIP NO. 00756E 10 5
(1) Names of Reporting Persons                 Leslie G. Rudd
S.S. or I.R.S. Identification Nos. of above
persons . . . . . . . . . . . . . . . . . .    ###-##-####

(2) Check the appropriate box if a member      (a)
of a group
           (see instructions)                  (b)

(3) SEC use only

(4) Source of funds (see instructions) . . .   N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization. . .  United States

Number of shares beneficially owned by
each reporting person with:
   (7) Sole voting power. . . . . . . . . . .   -0-
   (8) Shared voting power  . . . . . . .  .   661,262
   (9) Sole dispositive power                   -0-
  (10) Shared dispositive power . . . . . . .  661,262

(11) Aggregate amount beneficially owned
by each reporting person.                      661,262

(12) Check if the aggregate amount in Row

(11) excludes certain shares (see
instructions).

(13) Percent of class represented by amount
in Row (11). . . . . . . . . . . . . . . . . . .15.6%

(14) Type of reporting person (see
instructions). . . . . . . . . . . . . . . . . . IN

Item 1.       SECURITY AND ISSUER.

     This Statement constitutes the initial Schedule 13D filing by the persons filing this Statement with respect to the Common Stock, $.01 per share par value (the "Common Stock"), of Advantage Companies, Inc. (the "Company") which maintains its principal executive offices at 9323 East 37th Street North, Wichita, Kansas 67226.

Item 2.       IDENTITY AND BACKGROUND.

         This Statement is filed jointly by the group consisting of the following individuals:

Daniel J. Taylor                              Daniel M. Carney
9323 East 37th Street North                   8100 East 22nd North
Wichita, Kansas  67226                        Wichita, Kansas  67226

Robert W. Moore                               Leslie G. Rudd
3600 West Main                                314 Galena
Norman, Oklahoma  73072                       Aspen, Colorado  81611

      Mr. Taylor is the Chairman and C.E.O. of the Company, and his business address is the same as the Company's address set forth in
Item 1 above. The Company, through its wholly owned subsidiary, COMCOA, Inc. ("COMCOA") operates 98 Rent-A-Center rental purchase stores as a franchisee of THORN Americas, Inc. ("THORN") (d/b/a Rent-A-Center) in Florida, Alabama, Mississippi and Georgia. The Company's other wholly owned subsidiary, AdvantEdge Rental Purchase, Inc., operates six rental purchase stores in Colorado and Indiana which are not part of the Rent-A-Center franchise operated by COMCOA.

     Mr. Carney was a founder, Chairman of the Board and President of Pizza Hut, Inc., until his retirement from active management in 1973. Mr. Carney is a Director of the Company.

     Mr. Moore is the President of Bob Moore Cadillac, 1300 North
Broadway Extension, Oklahoma City, Oklahoma 73114, a Cadillac automobile dealership. Mr. Moore is a Director of the Company.

     Mr. Rudd is the Chief Executive Officer of Leslie Rudd Investment Company, and his business address is the same as the address set forth in Item 2 above. Mr. Rudd is also President and owner of Standard Beverage Corporation, the largest distributor of alcoholic beverages in the state of Kansas.

     Mr. Taylor, Mr. Carney, Mr. Moore and Mr. Rudd are United States citizens. During the last five years, none of these individuals have been convicted in any criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF THE TRANSACTION.

         On July 9, 1995, the Company entered into a Letter of Intent with THORN for the acquisition by THORN of all of the issued and outstanding capital stock of the Company. The Letter of Intent contemplates the merger of the Company with and into a subsidiary of THORN with merger consideration of $17.50 per share of Common Stock owned by Messrs. Taylor, Moore, Carney and Rudd, and $18.50 per share for all other shareholders.

  In connection with the signing of the Letter of Intent, Messrs.
Taylor, Moore, Carney and Rudd entered into an agreement with THORN (the "Advantage Agreement") pursuant to which each of the above-named individuals:

         1. Granted to THORN an option to purchase their securities of the Company at $17.50 per share of Common Stock or Common Stock equivalent;

         2. Agreed to grant to THORN an irrevocable proxy to vote all of their shares; and

         3. Agreed to vote their shares in favor of the proposed merger.

  The Advantage Agreement and the option granted pursuant thereto terminates (except as specifically provided therein), upon the earlier of (i) the closing of the proposed merger; (ii) November 30, 1995; or (iii) notice of termination being given by THORN.

  Copies of the Letter of Intent and the Advantage Agreement are attached hereto as Exhibits A and B respectively.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   Mr. Taylor may be deemed to beneficially own 1,150,750 (26%) shares, which includes 190,000 shares acquirable within 60 days by conversion of 3,800 shares of the Company's Class A Preferred Stock (the "Preferred Stock") at a conversion rate of 50 shares of Common Stock for each share of Preferred Stock.

   Mr. Moore may be deemed to beneficially own 1,044,310 (23.6%) shares, which includes 195,000 shares acquirable within 60 days by conversion of 3,900 shares of Preferred Stock.

   Mr. Carney may be deemed to beneficially own 912,600 (21%) shares, which includes 115,000 shares acquirable within 60 days by conversion of 2,300 shares of Preferred Stock.

   Mr. Rudd may be deemed to beneficially own 661,262 (15.6%) shares.

   As described in Item 4 above and in the Agreement attached hereto as Exhibit B, each of the above-named individuals has granted THORN an option to acquire their shares and has made certain agreements with respect to the voting of their shares, and may therefore be deemed to share voting and dispositive power with THORN pertaining to such shares.

  THORN is a Delaware corporation with its principal offices at 8200 East Rent-A-Center Drive, Wichita, Kansas 67226-2799. THORN and its franchisees constitute the largest rental purchase operation in the United States, currently with 1,168 Rent-A-Center stores in 49 states and the District of Columbia. THORN also operates 19 Rent-A-Center stores in Canada and 121 Remco stores in 16 states. To the knowledge of the persons filing this Statement, during the last five years, THORN has not been convicted in any criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above and the Letter of Intent and Advantage
Agreement attached hereto as Exhibits A and B respectively.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

         The following materials are filed as Exhibits to this
Statement:
                                                     Page No.

A   Letter of Intent dated July 9, 1995                 9
B   Advantage Agreement dated July 9, 1995             16
C   Joint Filing Agreement dated July 18, 1995         27

                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 17, 1995                     /s/ Daniel J. Taylor
                                          DANIEL J. TAYLOR

Date:  July 18, 1995                     /s/ Robert W. Moore
                                          ROBERT W. MOORE

Date:  July 18, 1995                     /s/ Daniel M. Carney
                                         DANIEL M. CARNEY

Date:  July 17, 1995                     /s/ Leslie G. Rudd
                                         LESLIE G. RUDD



EXHIBIT "A"


July 9, 1995

Mr. Daniel J. Taylor
Advantage Companies, Inc.
9323 E. 37th Street North
Wichita, Kansas 67226-2000

Re:      Proposed Purchase of Advantage Companies, Inc. by THORN
         Americas, Inc.

Dear Mr. Taylor:

         THORN Americas, Inc., acting directly or through an affiliate ("THORN"), is pleased to set forth the following proposal to acquire Advantage Companies, Inc. (the "Company") in a negotiated transaction. The purpose of this proposal is to set forth the basis for proceeding toward the acquisition of the Company by THORN (the "Acquisition") and to affirm the parties' intention to negotiate in good faith a definitive agreement (the "Definitive
Agreement") for the Acquisition.

        1. FORM OF ACQUISITION; CONSIDERATION. The Acquisition will be effectuated by a merger of the Company with a newly formed subsidiary of THORN, pursuant to which the Company will survive as a wholly owned subsidiary of THORN (the "Surviving Company"). Pursuant to the merger, the shareholders of the Company other than those shareholders who are party to the Advantage Agreement (as defined below) will receive for each share of the Company's common stock, par value $0.01 per share (the "Common Stock"), owned at the merger effective time, cash in an amount equal to $18.50 per share (without interest), and shareholders who are party to the Advantage Agreement will receive $17.50 per share (without interest) of Common Stock, all on the terms and subject to the conditions contained herein, in the Advantage Agreement and in the Definitive Agreement (collectively, the "Purchase Price"). On a fully diluted basis, there are approximately 5,100,000 shares of Common Stock, assuming that all existing vested and unvested stock options are exercised and all shares of the Company's Class A Cumulative Convertible Preferred Stock, par value $100 per share (the "Preferred Stock"), are converted into shares of Common Stock.
This proposal is being made based upon information with respect to the Company that is publicly available to THORN, and THORN's consummation of the Acquisition is subject to (i) the total equity of the Company at the Closing Date (as defined below) being at least $28,250,000; provided, however, that the Company may pay reasonable expenses not to exceed $250,000 arising as a result of the Acquisition so long as such payments do not result in total equity of less than $28,000,000; (ii) bonuses and severance packages paid to the Company's personnel between the date first written above and the Closing Date not exceeding $1,400,000 (but in no event may the total equity of the Company fall below $28,000,000 as a result of such payments); and (iii) THORN being satisfied with the results of a complete due diligence investigation regarding the Company.

         2. KEY EMPLOYEES. On the Closing Date, the Surviving Company will enter into employment agreements with certain key employees upon compensation terms comparable to those currently enjoyed by such key employees and such other terms as shall be mutually agreed and set forth in the Definitive Agreement.

         3. DUE DILIGENCE; ACCESS. Due Diligence; Access. Promptly following execution of this proposal, the Company will grant THORN and its representatives access to facilities, personnel, landlords, vendors, records, contracts and other documents, including without limitation information related to financial, accounting, commercial, legal, environmental, regulatory, tax and employee benefits matters of the Company. THORN and its representatives shall not contact or communicate with the Company's customers, employees, creditors, outside auditors and other persons having business dealings with the Company without the consent of the Company, which shall not be unreasonably withheld.

          4. CONFIDENTIALITY. THORN will keep confidential and not divulge (except to its employees, counsel, accountants and other advisors who need to know such information in connection with the Acquisition) any material confidential information obtained by them regarding the business and finances of the Company; provided, however, that this prohibition will not include any information (i) known generally to the public, (ii) accessible to third parties on an unrestricted basis or (iii) of a type generally considered nonconfidential by persons engaged in the same or similar business.

          5. PUBLIC ANNOUNCEMENTS. From and after the date hereof until the date of the Definitive Agreement, the parties shall consult with each other upon the content of any press release or public announcement relating to the transactions contemplated herein and will not issue any press release or make any public announcements prior to such consultation, except as may be required by applicable law and acceptable to the other party hereto. The parties agree to issue a press release with respect to this proposal as soon as practicable.

          6. DEFINITIVE AGREEMENT. THORN and the Company will proceed diligently and in good faith to negotiate, execute and deliver the Definitive Agreement. The Definitive Agreement shall specify a date of closing (the "Closing Date") the Acquisition, which shall not be later than October 31, 1995; provided, however, that such date shall be extended if delays occur as a result of the regulatory approval process. The Definitive Agreement will contain such representations and warranties, agreements and covenants, conditions and other provisions as are appropriate in such an agreement for a transaction of the size, type and complexity of the Acquisition.

          7.  CONDITIONS PRECEDENT FOR THORN.  The
obligations of THORN under the Definitive Agreement shall be subject to various conditions precedent, including but not limited to:

            (a) Completion of the investigation of the Company by THORN, confirming that the business, assets, prospects, financial and legal condition of the Company are satisfactory to THORN;

            (b) Compliance by the Company with the requirements of this proposal;

            (c) Performance by the Company of its covenants, obligations and agreements as contained in the Definitive
Agreement;

            (d) The truth and accuracy of the representations and warranties of the Company contained in the Definitive Agreement as of the date thereof, and as reaffirmed and remade as of the Closing Date;

            (e) Approval of the transaction by the requisite vote of the Boards of Directors of THORN and of the Company, and by the shareholders of the Company, as required by applicable law;

            (f) Obtaining of all required governmental and third party approvals and consents;

            (g) Non-occurrence of any event, fact, condition, change or effect that is or could be materially adverse to the business, operations, results of operations, condition (financial or otherwise), assets, prospects or liabilities of the Company;

            (h) No statute, rule, regulation, executive order, decree, ruling, injunction or other order having been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction within the United States which prohibits the Acquisition or makes the Acquisition illegal;

            (i) Execution and delivery by the Company of all documents required by the Definitive Agreement to be delivered by it at or prior to the Closing Date, each in form and substance acceptable to THORN;

            (j) Conversion or redemption, prior to the Closing Date, of the Preferred Stock;

            (k) Simultaneously with the execution of this proposal, the execution and delivery to THORN by the four majority shareholders of the Company of an option, voting and noncompetition agreement between THORN and such shareholders (the "Advantage
Agreement"); and

            (l) At THORNS's option at Closing, the execution of a lease allowing THORN to use the Company's current office space at no cost for 30 days; provided, however, that THORN shall pay utility and telephone expenses for such office space during the 30-day period.

         8. CONDITIONS PRECEDENT FOR THE COMPANY. The obligations of the Company under the Definitive Agreement shall be subject to v arious conditions precedent, including but not limited to:

            (a) Compliance by THORN with the requirements of this proposal;

            (b) Performance by THORN of its covenants, obligations and agreements as contained in the Definitive Agreement;

            (c) The truth and accuracy of the representations and warranties of THORN contained in the Definitive Agreement as of the date thereof, and as reaffirmed and remade as of the Closing Date;

            (d) Approval of the transaction by the requisite vote of the Boards of Directors of THORN and of the Company, and by the shareholders of the Company, as required by applicable law;

            (e) Obtaining of all required governmental and third party approvals and consents;

            (f) No statute, rule, regulation, executive order, decree, ruling, injunction or other order having been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction within the United States which prohibits the Acquisition or makes the Acquisition illegal;

            (g) Execution and delivery by THORN of all documents required by the Definitive Agreement to be delivered by it at or prior to the Closing Date, each in form and substance acceptable to the Company; and

            (h) The receipt of an opinion from an independent firm of investment bankers to the effect that the purchase price for the Common Stock is fair from a financial point of view to the Company's shareholders other than the Company's shareholders who are party to the Advantage Agreement.

         9.  INTERIM OPERATIONS.   From the date hereof until the
date of the Definitive Agreement, the Company (a) will conduct its business and operations in the ordinary course consistent with past practice and use its best efforts to preserve its business organization intact, retain the services of its present officers and employees at current compensation levels and preserve the present business relationships and goodwill of its licensors, licensees, suppliers, distributors, customers and others having business relations with it; provided, however, that the Company may issue bonus and severance awards not to exceed $1,400,000 and transfer the land, building and equipment used by the Company as its home office to Mr. Taylor in exchange for consideration from Mr. Taylor of not less than $500,000, subject to the total equity condition set forth in paragraph 1 hereof; and (b) will not (i) issue any new shares of Common Stock (other than upon exercise of existing and outstanding stock options) or Preferred Stock, (ii) issue any options or other rights to acquire Common Stock, (iii) hire any new employee or replace any departing employee, in each case without THORN permission, or (iv) declare any dividends on the Preferred Stock other than those regular quarterly dividends declared on July 31, 1995, not to exceed an amount equal to $42,000; provided, however, such declaration and subsequent payments do not result in total equity less than that set forth in paragraph 1 hereof.

        10.  NO OTHER ARRANGEMENTS.

              (a) The Company is not engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined below). The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries (i) solicit, initiate or encourage any inquiries or proposals that constitute, or would lead to, a proposal or offer for a sale of the Common Stock or the Preferred Stock, merger, consolidation, business combination, sale of substantial assets, sale of a substantial percentage of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by this proposal, the Definitive Agreement or the Advantage Agreement (any of the foregoing inquiries or proposals being referred to in this proposal as an "Acquisition Proposal"), provided that the Company may respond to unsolicited inquiries and proposals, (ii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, agree to, approve or recommend any Acquisition Proposal. The Company may take the actions set forth in (ii) and
(iii) of the immediately preceding sentence only upon a majority vote of the directors capable of voting thereon that such actions are in furtherance of the best interests of the Company's stockholders, and only upon a determination that the third-party bidder is reputable and financially responsible.

              (b) The Company shall notify THORN immediately (in no later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally or by facsimile and shall indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

              (c) If, at any time after the date hereof and the earlier of the date of the Definitive Agreement or November 30, 1995, the Company 1) enters into an agreement relating to the sale of the Company or any substantial part thereof to a third party, or
2) ceases negotiations with THORN for the purpose of entering into negotiations for the sale of the Company or any substantial part thereof to a third party, then the Company shall be liable for and shall promptly pay to THORN an amount equal to all of THORN's out-of-pocket costs, fees and expenses incurred in connection with the Acquisition, including but not limited to, all reasonable legal, investment banking and accounting fees.

         11. LITIGATION. In connection with the Acquisition, THORN has agreed to, on or about July 10, 1995, file a motion to stay certain litigation filed by THORN in the District Court of Sedgwick County, Kansas on December 27, 1994, against the Company.

         12. FURTHER ASSURANCES. Subject to the fiduciary duties of the Company's Board of Directors under applicable law, the Company and THORN agree to use their reasonable best efforts to obtain the requisite shareholder approval of, and any requisite third party or governmental approvals and consents with respect to, the Acquisition. Each of the parties agrees to prepare and file a notification form under the Hart-Scott-Rodino Act of 1976, as amended, as promptly as practicable following the execution of this proposal.

         13. FEES AND EXPENSES. Except as otherwise set forth in this proposal, THORN, on the one hand, and the Company, on the other hand, each shall bear its own fees and expenses in connection with the proposed transaction, including without limitation the negotiation and preparation of this proposal, the negotiation and drafting of the Advantage Agreement and the Definitive Agreement, financial advisory fees, legal fees, finders fees and the obtaining of all regulatory and other approvals and consents.

        14. NO BINDING OBLIGATION. This proposal is an expression of the intent of the parties only and is subject to due diligence review and to the other terms and conditions set forth herein. Except for the provisions of Paragraphs 4, 5, 9, 10, 13 and 14, this proposal does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation on the part of any party hereto. No such obligation shall be created, except by the execution and delivery of the Definitive Agreement containing such terms and conditions of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms and conditions of the Definitive Agreement.

       If the foregoing is acceptable to the Company, please so indicate acceptance by executing and returning the enclosed copy of this proposal prior to 8:30 a.m. Central Daylight Time on Monday, July 10, 1995. We look forward to proceeding with this transaction.


AGREED AND ACCEPTED:                             Very truly yours,

ADVANTAGE COMPANIES, INC.                        THORN AMERICAS, INC.



By: /s/ Daniel J. Taylor                    By:     /a/ John H. Slaymaker
   Name:  Daniel J. Taylor                  Name:   John H. Slaymaker
   Title: Chief Executive Officer           Title:  Executive Vice President


EXHIBIT "B"


                            ADVANTAGE AGREEMENT

         THIS AGREEMENT dated as of July 9, 1995, by and among THORN AMERICAS, INC., a Delaware corporation ("THORN"), and the shareholders of ADVANTAGE COMPANIES, INC., a Delaware corporation
("Advantage"), who are signatories hereto (each, a "Shareholder" and collectively, the "Shareholders").

         WHEREAS, simultaneously with the execution and delivery of this Agreement, THORN and Advantage are entering into a letter of intent (the "Proposal"), which provides, among other things, upon the terms and subject to the conditions thereof, that (i) a newly formed subsidiary of THORN will be merged with and into Advantage in accordance with the General Corporation Law of the State of Delaware and (ii) each share of common stock, par value $0.01 per share, of Advantage (the "Shares") issued and outstanding at the effective time of the merger will, except as otherwise expressly provided in the Proposal or in the Definitive Agreement (as defined in the Proposal), be converted into the right to receive $17.50 per Share (without interest) in cash (the "Purchase Price"); and

         WHEREAS, in order to induce THORN to enter into the Proposal and subsequently, into the Definitive Agreement, each Shareholder desires to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, THORN and the Shareholders agree as follows.

         Section 1. CAPITALIZED TERMS. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Proposal.

         Section 2.  REPRESENTATIONS AND WRRANTIES OF THE SHAREHOLDERS.
Each of the Shareholders hereby represents and warrants to THORN as follows:

         (a) Each Shareholder owns the number of equity securities of Advantage set forth opposite the name of such Shareholder on Schedule A hereto, and no Shareholder owns any equity securities of Advantage other than those shown on such Schedule.

         (b) Each Shareholder has good and marketable title to such Shareholder's Shares and Preferred Stock, free and clear of any liens, encumbrances, restrictions on transfer or rights of others.

         (c) Other than as disclosed on Schedule A attached hereto, there are no options or other rights to acquire any Shares or Preferred Stock from any Shareholder or any equity securities from Advantage, to which any Shareholder is a party, other than this Agreement.

         (d) The execution and delivery of this Agreement, and the consummation of the transactions herein provided, do not and will not violate any agreement binding upon any Shareholder; and this Agreement is the valid and binding agreement of each Shareholder, enforceable against each Shareholder in accordance with its terms.

         Section 3. REPRESENTATIONIS AND WARRANTIES OF THORN. THORN hereby represents and warrants to the Shareholders that this Agreement has been duly authorized by all necessary corporate action on the part of THORN, has been duly executed by a duly authorized officer of THORN and constitutes a valid and binding agreement of THORN enforceable against THORN in accordance with its terms.

         Section 4.  COVENANTS.  Each Shareholder agrees:

         (a) not to (either directly or indirectly) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Shareholder's Shares, Preferred Stock or options or other rights to obtain an equity interest in Advantage;

         (b) not to (either directly or indirectly) grant any proxy to any person regarding his\her ownership of any Shares or Preferred
Stock, deposit such securities into a voting trust or enter into a voting agreement regarding such securities that would be inconsistent with the terms of this Agreement;

         (c) not to (either directly or indirectly) take any action which would make any representation, warranty or covenant of such Shareholder untrue or incorrect; and

         (d) to convert into Shares all of such Shareholder's shares of Preferred Stock prior to the Closing Date.

         Section 5.  VOTING AGREEMENT; PROXY.

         (a) For so long as this Agreement is in effect, the Shareholders shall vote, or cause to be voted, all of their respective Shares in favor of the approval and adoption of the merger as provided for in the Definitive Agreement and the transactions contemplated therein.

         (b) For so long as this Agreement is in effect, in any meeting of the stockholders of Advantage, however called, and in any action by consent of the stockholders of Advantage, the Shareholders shall vote or cause to be voted all of their respective Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Advantage under the Proposal or the Definitive Agreement or of the Shareholders under this Agreement; and (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Proposal or the Definitive Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Advantage or any of its subsidiaries, (2) a sale or transfer of a material amount of assets of Advantage or any of its subsidiaries or the issuance of securities by Advantage or any of its subsidiaries; provided, however, that Advantage may issue bonus and severance awards and transfer the land, building and equipment used by Advantage as its home office to Mr. Taylor subject to the total equity condition set forth in paragraph 1 of the Proposal, (3) any change in the Advantage Board of Directors (other than as contemplated by the Proposal or the Definitive Agreement), (4) any change in the present capitalization or dividend policy of Advantage or any of its subsidiaries (other than as contemplated by the Proposal or the Definitive Agreement) or (5) any other material change in Advantage's or any of its subsidiaries' corporate structure or business.

         (c) Upon the execution of this Agreement, each Shareholder shall grant THORN an irrevocable proxy appointing THORN or its designee(s), with full power of substitution, its attorney and proxy to vote all such Shareholder's Shares at any meeting of the stockholders of Advantage, however called, or in connection with any action by written consent by the stockholders of Advantage.
Each Shareholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given (and if given will not be effective).

         Section 6.  OPTION TO PURCHASE SHAREHOLDERS SHARES AND PREFERRED
STOCK.

         (a) Each Shareholder grants to THORN an irrevocable option (the "Option") 1) to purchase all Shares owned by such Shareholder at the Option Closing (as defined below) at the Purchase Price multiplied by the number of Shares owned by such Shareholder and 2) to purchase all shares of Preferred Stock owned by such Shareholder at the Option Closing at the Purchase Price multiplied by fifty for each share of Preferred Stock so purchased (all such amounts being the "Aggregate Purchase Price"), all payable at the Option Closing.

         (b) The Option may be exercised by THORN at any time during the period commencing on the date first above written and ending on the Expiration Date (as defined below); provided, however, that the Option must be exercised with respect to the Shares and Preferred Stock of all Shareholders.

         (c) In the event that THORN wishes to exercise the Option, THORN shall give written notice to each Shareholder of its intention to exercise the Option. The closing of the purchase of the Shareholders' Shares and Preferred Stock hereunder (the "Option Closing") shall take place in Wichita, Kansas, on a date and at a time designated by THORN at the time that it gives notice of its intention to exercise the Option (which date and time may be one day after the delivery of such notice or earlier if reasonably practicable).

         (d) The Option shall expire on November 30, 1995 (the "Expiration Date"), except that if the Option cannot be exercised by reason of any applicable judgment, decree or order granted upon the application of the Shareholders, the Expiration Date of the Option shall be extended until five business days after such impediment to exercise shall have been removed.

         (e) In the event THORN exercises the Option, THORN shall make payment of the Aggregate Purchase Price to the Shareholders at the Option Closing by delivering immediately available funds. At the Option Closing, the Shareholders shall transfer, assign and deliver to THORN certificates evidencing the Shares and Preferred Stock, which shall be duly endorsed in blank, or be accompanied by stock powers duly executed in blank, with all necessary transfer tax stamps affixed and cancelled and signatures guaranteed.

         (f) In the event THORN exercises the Option, THORN and the Shareholders each will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

         (g) In the event of any change in the number of Shares or Preferred Stock outstanding by recapitalization, declaration of a stock split or combination or payment of a stock dividend, the exercise of stock options, conversion of preferred stock or the like, the number of Shares or shares of Preferred Stock, as the case may be, subject to the Option and the per share payments to be made to the Shareholders shall be adjusted appropriately.


         Section 7.  NONCOMPETITION.

         The provisions of this Section 7 will not be applicable until THORN purchases the Shares and the Preferred Stock.

         (a) The Shareholders hereby acknowledge that the identity and particular needs of THORN'S and Advantage's clients are not generally known and are confidential information; that, in THORN'S and Advantage's business, information is an extremely valuable commodity because of the importance of marketing and business stra-tegies with respect to profitability; that THORN and Advantage have a proprietary interest in the information concerning the identity of its clients, its marketing and business strategies, and its prices and profit margins; that THORN and Advantage have a legitimate interest in preserving and protecting its customer contacts and good will; that THORN and Advantage's customer lists, marketing information, price lists, accounting procedures, business plans and the like are the private, privileged, and confidential information of THORN and Advantage respectively; and that THORN and Advantage have a legitimate interest in protecting their confidential information and other proprietary information from even the threat of disclosure.

         (b) The Shareholders severally agree that they shall not directly or indirectly, individually or with others, engage in the business of rent-to-own, rentals or retail installment sales transactions of consumer household durable goods, including televisions, video cassette recorders, stereos, furniture, appliances, jewelry, pagers, computers or like or similar consumer household durable goods merchandise rented or sold by THORN, or any subsidiary, affiliate or franchisee thereof, for a period of five years following the purchase of Shares and the Preferred Stock by THORN, at any location within the United States of America.

         (c) During the term of the Shareholders's franchise relationship, the Shareholders have had access to and become familiar with the confidential information and other proprietary information of THORN and Advantage, including but not limited to the information referred to in paragraph (a) above. The Sh-areholders acknowledge that such information is owned by and shall continue to be owned solely by THORN and Advantage. The Shareholders jointly and severally agree that they will not, individually or with others, directly or indirectly, at any time in the future following the purchase of the Shares and the Preferred Stock by THORN, divulge, communicate, use to the detriment of THORN, or any subsidiary or affiliate thereof, or for the benefit of any person or organization any Proprietary Information. As used in this Agreement, "Proprietary Information" means information disclosed as a result of or related to such Shareholder's relationship with Advantage or any of its affiliates, whether or not acquired during business hours, concerning Advantage's or it affiliates' business, research activities, operations, products, manufacturing or other processes, services, customers, customer scattergrams, customer lists, vendors and costs and pricing policies, including, but not limited to, information relating to research, development, marketing demographics, methods, expertise, techniques, inventions, equipment, purchasing, merchandising and selling, including, but not limited to, reports relating to inventory, administration, profit and loss, and similar financial documents; provided, however, this prohibition will not include any information (i) known generally to the public, (ii) accessible to third parties on an unrestricted basis or (iii) of a type generally considered nonconfidential by persons engaged in the same or similar business.

         (d) The Shareholders jointly and severally agree that for a period of five years following the purchase of the Shares and the Preferred Stock by THORN, they will not, directly or indirectly, solicit the employment or engagement of the consulting or other services of any person who shall then be employed by THORN or who shall have been employed by THORN or any subsidiary or affiliate thereof (including Advantage or Tidewater Rental Corp.), at any time within the previous six months, except as provided in the Definitive Agreement.

         (e) The Shareholders acknowledge that each has carefully read and considered the provisions of this Section 7 and, having done so, agree that the restrictions are reasonable and necessary restrictions for purposes of protecting the value received by THORN, which includes the expectation of THORN or any subsidiary or affiliate thereof, of expanding their business without competition from the Shareholders for a five-year period following the purchase of the Shares and the Preferred Stock by THORN, and for an indefinite period regarding the confidentiality provisions in
Section 7(c). The parties further agree that the geographic area described in Section 7(b) above are reasonable.

         (f) In the event that, notwithstanding the foregoing, any part of the covenants set forth in this Section 7 shall be held to be invalid or unenforceable, the remaining parts thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of this Section 7 relating to time periods and/or areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period or areas such court deems reasonable and enforceable, said time period and/or areas of restriction shall be deemed to become and thereafter be the maximum time period and/or areas which such court deems reasonable and enforceable. Any provision of this Section 7 otherwise prohibited by or unenforceable under any applicable law or public policy in any jurisdiction which cannot be reformed in accordance with the provisions herein shall, as to such jurisdiction, be ineffective without affecting any other provision of this Section or shall be deemed to be severed or otherwise modified to conform with such law or public policy; and the remaining provisions of this Agreement shall remain in force, provided that the purpose of this Agreement can be effected. To the full extent, however, that the provisions of such applicable law or public policy may be waived, this Agreement shall be deemed to be a waiver thereof. The parties hereto understand and agree that all of the covenants set forth herein are and shall be separately enforceable, and the parties shall promptly meet to negotiate a substitute for any invalid provision in order to preserve, to the extent legally possible, the original intent of this Agreement.

         (g) It is agreed by the parties hereto that THORN would be irreparably damaged by reason of any violation of the provisions of this Section 7 and that any remedy at law for a breach of the provisions of this Section would be inadequate. Therefore, THORN shall be entitled to seek injunctive or other equitable relief in a court of competent jurisdiction against the Shareholders, their agents, employees, affiliates, partners or other associates, for any breach or threatened breach of this Section without the necessity of proving actual monetary loss. It is expressly understood that the remedy described in this Section 7(g) shall not be the exclusive remedy of THORN for any breach of this Agreement, and THORN shall be entitled to seek such other relief or remedy, at law or in equity, to which it may be entitled as a consequence of any breach of this Agreement, including its expenses in enforcing this Section 7, including attorneys' fees.

         Section 8.  NO SOLICITATION.

         (a) None of the Shareholders is engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined below). The Shareholders shall not, individually or with others, directly or indirectly, through any employee, representative or agent (i) solicit, initiate or encourage any inquiries or proposals that constitute, or would lead to, a proposal or offer for a sale of the Shares or the Preferred Stock, a merger, consolidation, business combination, sale of substantial assets, sale of a substantial percentage of Shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Advantage or any of its subsidiaries, other than the transactions contemplated by this Agreement, the Proposal or the Definitive Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal.

         (b) The Shareholders shall notify THORN immediately (in no later than 24 hours) after receipt by any Shareholder of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Advantage by any person or entity that informed such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally or by facsimile and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

         Section 9. PUBLIC ANNOUNCEMENTS. THORN and the Shareholders will consult with each other before issuing any press release with respect to the transactions contemplated by this Agreement, the Proposal and the Definitive Agreement, and shall not issue any press release prior to such consultation, except as may be required by applicable law. Promptly upon execution of this Agreement and the Proposal, THORN and Advantage shall issue a joint press release.

         Section 10. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         Section 11. EXPENSES. Each party shall bear its own expenses and costs in connection with this Agreement and the transactions contemplated hereby.

         Section 12. SURVIVAL. Except as otherwise set forth in this Agreement, all of the representations, warranties and covenants contained herein shall survive the exercise of the Option and the Closing Date indefinitely and shall be deemed to have been made as of the date hereof and as of the Closing Date. Notwithstanding anything contained herein to the contrary, the representations, warranties and covenants made herein by the Shareholders shall be joint and several.

         Section 13. AMENDMENT; ASSIGNMENT. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties and provided that such transferee agrees in writing to be bound under this Agreement; provided, however, that THORN may assign its rights under this Agreement to an affiliate, and an affiliate may assign its rights under this Agreement to another affiliate of THORN or to THORN. As used herein, "THORN" includes THORN and its affiliates.

         Section 14. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever.

         Section 15. NOTICES. All notices, requests, claims, demands and other communications hereunder, unless this Agreement expressly provides otherwise, shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

         (a)  If to THORN, to:

              THORN Americas, Inc.
              8200 East Rent-A-Center Drive
              Wichita, Kansas 67226-2799
              Fax:  316-636-7328
              Attention: P. David Egan, Senior Vice President and
                         General Counsel

              with a copy to:

              Shook, Hardy & Bacon P.C.
              One Kansas City Place
              1200 Main Street
              Kansas City, Missouri 64105-2118
              Fax:  816-421-5547
              Attention:  Jennings J. Newcom

              (b)    If to the Shareholders, to:

              Daniel J. Taylor
              9323 East 37th Street North
              Wichita, Kansas 67226-2000
              Fax:   316-634-3340

              and

              Robert W. Moore
              9323 East 37th Street North
              Wichita, Kansas 67226-2000
              Fax:   316-634-3340


              and

              Daniel M. Carney
              9323 East 37th Street North
              Wichita, Kansas 67226-2000
              Fax:   316-634-3340


              and

              Leslie G. Rudd
              9323 East 37th Street North
              Wichita, Kansas 67226-2000
              Fax:   316-634-3340


              with a copy to:

              Advantage Companies, Inc.
              9323 East 37th Street North
              Wichita, Kansas 67226-2000
              Fax:   316-634-3340
              Attention: Law Department

              and

              Shughart, Thomson & Kilroy, P.C.
              1800 Twelve Wyandotte Plaza
              120 West 12th Street
              Kansas City, Missouri 64105
              Fax:   816-374-0509
              Attention: Robert T. Schendel

         Section 16.  GOVERNING LAW.  This Agreement shall be
governed by and construed in accordance with the laws of the State of Kansas without giving effect to the provisions thereof relating to conflicts of laws.

         Section 17. TERMINATION. This Agreement shall terminate, unless this Agreement expressly provides otherwise, upon the earlier of (i) the Closing Date, (ii) the Expiration Date or (iii) notice of termination being given by THORN to the Shareholders. No such termination shall relieve any party from liability for any breach of this Agreement.

         Section 18. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         Section 19.  ENTIRE AGREEMENT.  This Agreement
constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         Section 20.  DESCRIPTIVE HEADINGS.  The descriptive
headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         Section 21. CONSENT TO JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to jurisdiction of the courts of the State of Kansas for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waives any objection to laying of venue of any such litigation in the courts located in the State of Kansas and agrees not to plead or claim in any court in the State of Kansas that such litigation brought therein has been brought in an inconvenient forum.

         Section 22. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.



         IN WITNESS WHEREOF, THORN and the Shareholders have caused this Agreement to be duly executed on the date first above written.


                            THORN AMERICAS, INC.



                            By:  /S/ JOHN H. SLAYMAKER
                            Name:  John H. Slaymaker
                            Title: Executive Vice President

                            SHAREHOLDERS:


                            /S/ DANIEL J. TAYLOR
                            Daniel J. Taylor


                            /S/ ROBERT W. MOORE
                            Robert W. Moore


                            /S/  DANIEL M. CARNEY
                            Daniel M. Carney

                            /S/  LESLIE G. RUDD
                            Leslie G. Rudd


                          SCHEDULE A
                          ADVANTAGE

                       Shares of       Shares of        Total Shares
                       Common          Preferred        of Common Stock
Name                   Stock           Stock            at Closing Date

Daniel J. Taylor       960,750         3,800              1,150,750

Robert W. Moore        849,310         3,900              1,044,310

Daniel M. Carney       797,600         2,300                912,600

Leslie G. Rudd         661,262          None                661,262

TOTAL                3,268,922         10,000             3,768,922


EXHIBIT "C"

               JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Advantage Companies, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement this 18th day of July, 1995.

                                       /S/ DANIEL J. TAYLOR
                                       DANIEL J. TAYLOR


                                       /S/ ROBERT W. MOORE
                                       ROBERT W. MOORE


                                       /S/ DANIEL M. CARNEY
                                       DANIEL M. CARNEY


                                       /S/ LESLIE G. RUDD
                                       LESLIE G. RUDD